UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: OHA DIRECT CREDIT FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1 Vanderbilt Avenue 16th Floor

New York, NY 10017

Telephone Number (including area code): (212) 326-1500

Name and address of agent for service of process:

Josh Drazen, Trustee

OHA Private Credit Advisors II, L.P.

1 Vanderbilt Avenue, 16th Floor, New York, NY 10017

COPIES TO:

Jonathan H. Gaines, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue, New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, in the State of New York on the 9th day of December, 2025.

OHA DIRECT CREDIT FUND
(Name of Registrant)

By:	/s/ Josh Drazen
Josh Drazen, Trustee